FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 14, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD BANK FINANCIAL GROUP TO CHANGE TIMING OF
COMMON SHARE DIVIDEND RECORD DATE

TORONTO, September 14, 2006 - TD Bank Financial Group (the “Bank”), today announced a change in the anticipated timing of its quarterly common share dividend record date commencing with the common share dividend payable on January 31, 2007. Subject to the approval of the Board of Directors, the Bank’s anticipated quarterly common share dividend record date for each quarterly dividend would move from the current date of approximately six weeks prior to the Bank’s quarterly dividend payment date, to approximately four weeks prior to the Bank’s quarterly dividend payment date. There will be no change in the timing of the quarterly dividend payment dates, currently set as the last day of the month of each quarter, subject to declaration by the Board.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$385.8 billion in assets, as of July 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information contact:       Annette Galler
Senior Legal Officer, Corporate
Legal Department - Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Simon Townsend
Senior Manager, External Communications
Corporate & Public Affairs
(416) 944-7161